

November 2, 2010

David J. Anderson
Chief Financial Officer
Honeywell International Inc.
101 Columbia Road
Morris Township, New Jersey 07962

      Re: **Honeywell International Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed February 12, 2010
             Form 10-Q for Quarterly Period Ended June 30, 2010
             Filed July 23, 2010
             File No. 001-08974

Dear Mr. Anderson:

We have reviewed your response letter dated September 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 22

1.   Refer to your response to our prior comment one. Please disclose the basis for estimated amounts provided in your disclosure (that is, the reason for estimates and how estimated amounts were derived) so that investors may have a full qualitative understanding of your results.

Review of Business Segments, page 26

2.   We have reviewed your response to our prior comment five, and we acknowledge that you plan to disclose total "COGS" for each segment. However, it appears that you plan to continue to discuss segment operating results primarily in terms of segment revenue and segment profit, without providing a direct discussion and analysis of segment costs. In this regard, we note that segment profit is a net amount. As such, we believe that segment profit, as well as any changes thereto, would be more thoroughly and effectively explained if your disclosure also presented, analyzed, and discussed the associated costs. In this regard, we believe that, at a minimum, you should present in tabular fashion the major cost categories (i.e., cost of goods sold, SG&A, and other material items (e.g., pension expense, repositioning and other charges)) for each segment, accompanied by an appropriate level of analysis and, as indicated in your response to our prior comment one, quantification. Additionally, to the extent material, your tabular presentation should present other items attributed to your segments in arriving at the profit for each segment (e.g., equity income/loss of affiliates, as indicated in note "a" to the table on page 35 of your Form 10-Q for quarterly period ended June 30, 2010), so that investors may have a clear understanding of how you arrive at the profit for each segment. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources

Cash Flow Summary, page 37

3.   Please refer to your response to our prior comment seven. We note that your proposed disclosure regarding "cash provided by operations" continues to reference, quantify, and/or explain items such as changes in working capital, changes in net income, and reconciling items included on the face of your statements of cash flows. In this regard, we continue to believe that it would be more meaningful to discuss certain of these items in terms of the underlying cash receipts and cash disbursements, or changes thereto. For example, we believe that you should quantify the actual change in cash disbursements related to inventory, instead of citing the related reconciling item presented in your statement of cash flows prepared using the indirect method. In this regard, it is not clear to us how the $479 million reconciling item from your statement of cash flows cited in the proposed disclosure is representative of the decline in cash disbursements related to inventory. Similarly, we believe it would be more appropriate for you to quantify and discuss other changes in terms of cash, such as cash receipts from customers and cash payments for accounts payable and accrued expenses, rather than citing the change in your reported net income. Furthermore, it is not clear how reference to a noncash item like deferred income taxes has an impact in terms of cash. Please advise in this regard and revise your analysis accordingly to address the preceding items. Provide your proposed revised disclosure addressing the indicated items as part of your response.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief